

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 16, 2012

Via E-mail
Mr. Wayne Harding
  Chief Financial Officer
Two Rivers Water Company
2000 South Colorado Boulevard, Annex Ste. 420
Denver, Colorado 80222

> **Re: Two Rivers Water Company**
> **Form 10-K for the Fiscal Year Ended December 31, 2011**
> **Filed March 8, 2012**
> **File No. 0-51139**

Dear Mr. Harding:

   We have reviewed your supplemental response letter to us dated June 14, 2012 in response to our letter dated May 22, 2012 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2011

Business Summary, page 1

1.   Refer to your response to our prior comment 1. Please expand your narrative on page 2 to also disclose the fact that the historic average annual diversion of 15,000 acre-feet of water is based on a 50+ year period of record and that it also relies on historic studies of these rights by a variety of engineers at various times. In addition, please disclose the averages for the most recent ten, five and three fiscal years as provided in your response.

Orlando Reservoir No. 2 Company, LLC ("Orlando"), page 12

2.   Refer to your response to our prior comment 2. Please expand your disclosure to also
include some of the information provided in your response. Specifically, please disclose
that "All of the Two Rivers' reservoirs are used for irrigation in a similar manner to other
reservoirs in the region, with the exception of Pueblo Reservoir which was also
constructed for flood control. Direct flow rights are generally senior to most storage
rights but typically do not divert early in the spring when the storage rights fill. The
Arkansas River basin below Pueblo Reservoir also operates a Winter Storage Program
that re-allocates winter direct flow rights to storage in reservoirs from November 15 to
March 15 each year."

3.   Refer to your response to our prior comment 3. Please expand your narrative to also
disclose the information furnished to the staff in your supplemental response.

Risk Factors, page 14

The adequacy of our water supplies depends upon a variety of uncontrolled factors, page 18

4.   Refer to your response to our prior comment 4. Please expand your disclosures to
include the language proposed in your response.

Management's Discussion and Analysis, page 30

Results of Operations, page 31

5.   Refer to your responses to our prior comments 5, 7 and 8. In view of the fact that you
have very little operating revenue and you are currently judging your performance based
upon established budgets, we do not disagree with your conclusion that no segment
discussion is currently required in MD&A.   Please omit the proposed discussions of your
farming business and your water business from your MD&A. When you begin to utilize
gross margin to assess segment profitability, please expand your discussion to address
revenues, direct cost of revenues and gross margin for each segment.

Liquidity, page 32

6.   Refer to your response to our prior comment 9. Please revise the Liquidity discussion to
make the change that you propose.

7.   Refer to your response to our prior comment 10. Please revise your financial statements
to reclassify the cost to retire your common stock as a financing activity. Your MD&A
discussion of cash flows should also be revised to reflect this reclassification.

Contractual Obligations, page 37

8.   Refer to your response to our prior comment 11. Please revise your filing to include the changes you propose.

Financial Statements

Orlando Reservoir No. 2 Company, LLC ("Orlando"), page 65

9.   Reference is made to your responses to our prior comments 16, 17, 22 and 23. To facilitate our understanding of this transaction and your method of accounting for same, please tell us about the Orlando purchase in greater detail. We understand that, on May 28, 2010, you entered into an agreement to lease two years of water stored in the Orlando No. 2 Reservoir. However, in September 2010, you entered into a $100,000 option agreement to acquire land and water rights from the buyer instead, which was to be applied against the purchase price (approximately $3.1 million) if a "closing" occurred. Closing was to occur no later than October 29, 2010 and the entire property was to be acquired unless the seller agreed otherwise in writing. We note that you originally intended to use the water rights for irrigation elsewhere. However, your substitute water supply plan was rejected and, as a result of that decision, you elected to purchase land. Please tell us the date that your proposed plan was rejected. In addition, please provide us with support for your conclusion that you "purchased" water rights and infrastructure as of January 2011. Based upon the language of the September option agreement and the document described directly below, it is not clear that an actual closing occurred at that date. Please also indicate the date that the initial $100,000 option payment was made. Please advise, supplementally and in detail. We may have further comments upon review of your related responses.

10.   You have also provided us with an undated "First Amendment to Master Agreement" dated 9th day of May, 2011 (the "effective date"). We do not yet have a copy of the actual Master Agreement itself. This amended agreement indicates that the closing had been extended due to lack of funds but that you had raised half of the funds needed to "Close on the transaction" and that you had confidence that the remainder of the funds to complete the purchase could be obtained. As a result, the seller was now willing "to close" the transaction in two stages. Refer to Section II of the document with regard to "Closing." It appears that the transfer of the property had not yet occurred. Please advise, supplementally and in detail. Please also tell us the date of this Amended Agreement. We assume there were no subsequent amendments to the agreement. Please confirm, or supply a copy supplementally.

11.   Please explain, in expanded detail, exactly how the land ultimately purchased differs from the land contemplated in the First Amendment to the Master Agreement referred to above. Describe and quantify the additional assets that you acquired when you agreed to purchase the "entire Orlando Reservoir No. 2 Company" for an additional $56,720.

12.   Reference is made to your discussion of "Acquisition of the Orlando" on page 71 of your draft of the proposed Form 10-K amendment. We note that the price paid for Orlando is stated at $3,459,000. Please reconcile this figure with the figures presented in your response to our prior comment 23 (page 19 of your response letter). If the ultimate (renegotiated) purchase price was greater than the original purchase price, please explain why you have recorded a forgiveness of debt in the amount of $383,777. We may have further comments upon review of your response.

13.   We assume that the original water lease agreement with the seller was terminated and a lease payment was refunded as contemplated in the Purchase Agreement. Please explain when and how these transactions occurred and were recorded. In addition, we note that the First Amendment to the Master Agreement refers to a covenant not to compete, a recreational use easement, a service agreement and that the seller granted easements or a lease of some ground around or adjacent to the irrigable land to accommodate farming operations. Please explain how you valued, accounted for and recorded each of these contractual arrangements as well as any other similar rights, obligations, or accommodations as applicable.

14.   Reference is made to page 7 of the valuation of assets held by Orlando Reservoir No. 2. If an option exists for the repurchase of certain land, please tell us where that option has been disclosed in the financial statement footnotes or expand your disclosures to address it.

Note 4. Notes Payable, page 75

15.   Refer to your response to our prior comment 25. We have reviewed your response but we are not persuaded that a beneficial interest should not be recorded in connection with this transaction. We note that you have appropriately allocated a portion of the proceeds to the detachable warrants and that you are amortizing that amount over the life of the note. However, it is also necessary to deduct the value of the warrants from the proceeds when determining whether a beneficial conversion feature exists. Your attention is invited to ASC 470-20-30-5 for guidance. Specifically, the $5,332,000 in debt may be converted by its holders into 2,132,800 shares of common stock. However, as $1,675,000 of the proceeds from the issuance has been allocated to the warrants, the proceeds applicable to the debt are just $3,657,000. Conversion of this balance into 2,132,800 shares of common stock results in a per share conversion price of approximately $1.71 per share. This value is significantly below the fair market values of your stock at each of the closing dates. As a result, it appears that a beneficial conversion feature should have been recorded for the difference. If you continue to believe that your current accounting is appropriate, please explain to us (supplementally and in detail) how our understanding is not correct.

Note 5. Information on Business Segments, page 79

16.   We understand, from your response to our prior comment 6, that you will revise your footnote to reclassify $15,000 in revenue from Corporate to the Water segment.

17.   Refer to your response to our prior comment 7. Please expand your disclosures to include the information provided to the staff under "Further response on your comment #7" on page 8 of your response letter.

18.   Refer to our prior comment 6. It appears, from your responses, that the Parent represents your corporate function and that it does not qualify as a separate reportable operating segment under ASC 280-10-50-1. If our understanding is correct, please clarify this fact in your opening narrative on page 79. In addition, please expand that narrative to also clarify the fact that segment allocations may differ from those on the face of the income statement.

Note 6. Equity Transactions, page 81

19.   We have reviewed your response to our prior comment 26. Please revise your footnote to include the proposed changes in disclosure.

20.   As a related matter, it appears from your response that the aggregate value of the 1,372,000 shares issued for debt falls approximately $200,000 below the $3,332,000 value attributed to the shares in the Statement of Changes in Stockholders' Equity. Please reconcile the difference or advise as to how our understanding is not correct.

Item 9A. Controls and Procedures, page 38

21.   We note your conclusion that disclosure controls and procedures were effective as of December 31, 2011. Please tell us whether your conclusion remains the same and explain the basis for your decision.

22.   Our comment applies to your conclusion as to the effectiveness of your internal controls over financial reporting as well, as stated under Item 9A.(T). Controls and Procedures on pages 39 and 40.

General

23.   Refer to your responses to our prior comments 12, 13, 18, 19, 20, 21, 24, and 27. Please revise your filing to include the changes proposed in your responses.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of

1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Beverly A. Singleton at (202) 551-3328 or Margery Reich, Senior Review Accountant, at (202) 551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3211 with any other questions.

Sincerely,

/s/ David R. Humphrey

David R. Humphrey
Accounting Branch Chief